UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, May 12th, 2008 – CPFL Energia S.A. (Bovespa: CPFE3 and Nyse: CPL), announces the 1Q08 results. The following financial and operational information, unless otherwise indicated, is presented in a consolidated form and is in accordance with Company Legislation. Comparisons are relative to 1Q07, unless otherwise stated.

CPFL ENERGIA ANNOUNCES NET INCOME OF R$ 273 MILLION IN 1Q08

Indicators (R$ Million)	1Q08	1Q07	Var.
Sales within the Concession Area - GWh	12,050	11,152	8.1%
Captive Market	9,168	8,552	7.2%
TUSD	2,882	2,600	10.8%
Sales in the Free Market - GWh	2,085	1,817	14.8%
Gross Operating Revenue	3,682	3,342	10.2%
Net Operating Revenue	2,484	2,153	15.4%
EBITDA	646	869	-25.7%
EBITDA Margin	26.0%	40.4%	-14.4%
Net Income	273	473	-42.3%
Net Income per Share - R$	0.57	0.99	-42.3%
Investments	229	237	-3.2%
Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions plus adjustments for extraordinary items.

HIGHLIGHTS 1Q08

• Growth of 8.1% in energy sales within the concession area;

• Growth of 15.4% in net operating revenue;

• Increase of 12.4% in the average daily trading volume of CPFL Energia shares in 1Q08, reaching R$ 34.1 million;

• Conclusion of second cycle of CPFL Energia distributors’ tariff revision, due to the closing of the tariff revisions of CPFL Paulista, RGE, CPFL Santa Cruz and the four distributors of CPFL Jaguariúna.

Teleconference in Portuguese with Simultaneous Translation in English	Investor Relations
(Bilingual Q&A)	Department
• Tuesday, May 13th, 2008 – 02:00 pm (SP), 01:00 pm (EST)
Portuguese: 55-11-4688-6301 – Code: CPFL	55 19 3756-6083
English: 1-888-700-0802 (US) and 1-786-924-6977 (Other Countries) – Code: CPFL	ri@cpfl.com.br
• Webcast: www.cpfl.com.br/ir	www.cpfl.com.br/ir

Resultados 1T08 | 12 de maio de 2008

ÍNDICE

1) ENERGY SALES	3
1.1) Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Consumer Class – Captive Market	4
1.2) Sales to the Free Market	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1) Operating Revenue	5
2.2) Cost of Electric Power	6
2.3) Operating Costs and Expenses	6
2.4) EBITDA	7
2.5) Financial Result	7
2.6) Taxation on Income	8
2.7) Net Income	8

3) DEBT	9

4) INVESTMENTS	11

5) CASH FLOW	12

6) DIVIDENDS	13

7) STOCK MARKET	14
7.1) Shares Performance	14
7.2) Ratings	15

8) CORPORATE GOVERNANCE	15

9) SHAREHOLDING STRUCTURE	16

10) PERFORMANCE OF THE BUSINESS SEGMENTS	17
10.1) Distribution Segments	17
10.1.1) Economic-Financial Performance	17
10.1.2) Tariff Revisions	20
10.2) Commercialization Segment	23
10.3) Generation Segment	24

11) ATTACHMENTS	27
11.1) Sales to the Captive Market by Distributors (in GWh)	27
11.2) Economic-Financial Performance by Distributors	28
11.3) Statement of Assets - CPFL Energia	30
11.4) Statement of Liabilities - CPFL Energia	31
11.5) Income Statement - CPFL Energia	32
11.6) Income Statement - Consolidated Distribution Segment	33
11.7) Income Statement - Consolidated Generation Segment	34

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1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 1Q08, sales within the concession area, achieved by the distribution segment, totaled 12,050 GWh, an increase of 8.1%, due mainly to organic growth in the distributors’ concession area and the acquisition of CMS Energy Brasil (now denominated as CPFL Jaguariúna). Disregarding the effect of this acquisition, the increase would have been 4.8% .

Sales within the Concession Area - GWh
	1Q08	1Q07	Var.
Captive Market	9,168	8,552	7.2%
TUSD	2,882	2,600	10.8%
Total	12,050	11,152	8.1%

Sales to the captive market totaled 9,168 GWh, an increase of 7.2%, due to the organic growth and the acquisition mentioned above. Disregarding the effect of the acquisition the increase would have been 3.3% .

The quantity of energy, in GWh, corresponding to the consumption by free clients in the distributors’ areas of activity, billed through the Tariff of Use of the Distribution System (TUSD), reached 2,882 GWh, an increase of 10.8% . Disregarding the effect of the aforementioned acquisition the increase would have been 9.5% .

1.1.1) Sales to the Captive Market

Captive Market - GWh
	1Q08	1Q07	Var.
Residential	2,887	2,687	7.4%
Industrial	2,835	2,681	5.8%
Commercial	1,749	1,645	6.3%
Rural	629	545	15.3%
Others	1,069	993	7.7%
Total	9,168	8,552	7.2%
Note: The captive market sales tables by distributor are attached to this report in item 11.1.

In the captive market, emphasis is given to the growth in the residential class (7.4%), industrial class (5.8%) and commercial class (6.3%), which together account for 81.5% of the total consumption by the group distributors’ captive clients. If the acquisition of CMS Energy Brasil were not taken into account, the sales performances would be:

• Residential and commercial classes: increases of 4.6% and 4.2%, respectively. The performance by the commercial class was favored by the expansion in earning power and the ready availability of credit. These effects combined with the reduction in the price of domestic appliances have fuelled the expansion of the residential class. The temperatures over the period, which were below those registered in 1Q07, impeded even higher growth of these classes;

• Industrial class: increase of 0.7%, due to the industrial production performance, partially offset by the migration of captive clients to the free market and, most importantly the so called “special clients”, which have contracted demand over 500 kW and are qualified to purchase electric power from alternative generation sources, such as biomass and small hydroelectric plants (PCHs).

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1.1.2) Sales by Consumer Class – Captive Market

1.2) Sales to the Free Market

Free Market - GWh
	1Q08	1Q07	Var.
Total	2,085	1,817	14.8%

Sales to the free market made by the commercialization segment were up 14.8%, due mainly to the increase in sales through bilateral contracts, excluding related parties.

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2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	1Q08	1Q07	Var.
Gross Operating Revenues	3,682,015	3,341,728	10.2%
Net Operating Revenues	2,484,484	2,153,194	15.4%
Cost of Electric Power	(1,552,665)	(1,051,176)	47.7%
Operating Costs & Expenses	(363,176)	(315,056)	15.3%
EBIT	568,643	786,962	-27.7%
EBITDA	645,620	868,889	-25.7%
Financial Income (Expense)	(117,807)	(107,046)	10.1%
Operating Income	450,836	679,916	-33.7%
Income Before Taxes	444,401	677,077	-34.4%
NET INCOME	273,067	472,928	-42.3%
EPS - R$	0.57	0.99	-42.3%
Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July/2007.

During the CPFL Paulista tariff revision process (in April, 2008), Aneel provisionally went forward with the tariff recalculation pass-on related to the seasonalization of the contract. Although this matter is being dealt with provisionally, CPFL Energia nevertheless chose to provide for it in the 1Q08 results at the controlled companies that carry this mode of operation (CPFL Paulista, CPFL Piratininga and CPFL Brasil). This provision affected the 1Q08 results negatively by R$ 186 million (R$ 112 million net of taxes).

2.1) Operating Revenue

Gross operating revenue in 1Q08 was R$ 3,682 million, representing growth of 10.2% (R$ 340 million), while net operating revenue reached R$ 2,484 million, equivalent to growth of 15.4% (R$ 331 million).

The main contributing factors to this evolution in operating revenue were:

(i) Increase of 8.1% in sales within the concession area mostly due to organic growth and the acquisition of CMS Energy Brasil;

(ii) Readjustments applied in April 2007 on distributor tariffs: CPFL Paulista (7.06%) and RGE (6.05%);

(iii) Increase of 63.8% (R$ 84 million) in electric power provision revenue, mainly due to the R$ 96 million increase in revenue obtained from other concessionaires/licensees resulting from the increase in sales through bi-lateral contracts as mentioned in item 1.2.

The increase in operating revenue was partially offset by the following factors:

(i) Distributor tariff revision: CPFL Piratininga (-10.11%), CPFL Santa Cruz (-7.13%), CPFL Leste Paulista (-1.65%), CPFL Jaguari (-1.58%), CPFL Sul Paulista (-3.57%) and CPFL Mococa (-5.65%), in effect as of October 2007 for CPFL Piratininga and February 2008 for the other distributors;

(ii) Non-recurring effect on net operating revenue, resulting from the provisional tariff recalculation pass-on related to the seasonalization of the contract, in accordance with Aneel’s technical note on CPFL Paulista’s tariff revision, in the amount of R$ 40 million.

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Disregarding this, net operating revenue in 1Q08 would have been R$ 2,524 million, equivalent to growth of 17.2% .

2.2) Cost of Electric Power

The cost of electric power, which consists of the purchase of electric power for resale and charges for the use of the distribution and transmission systems, amounted to R$ 1,553 million in 1Q08, representing an increase of 47.7% (R$ 501 million):

• The cost of energy purchased for resale in 1Q08 was R$ 1,351 million, which represents an increase of 55.0% (R$ 479 million). The main contributing factors to this variation are:

(i) Increase referring to the provisional tariff recalculation pass-on related to the seasonalization of the contract, in the amount of R$ 137 million and R$ 124 million net of credit of Pis and Cofins;

(ii) Recalculation of CPFL Paulista’s 2005/2006 IRT, a non-recurring item which positively affected the 1Q07 result and, correspondingly, an additional CVA asset of R$ 178 million and a regulatory liability (consumer refund) of R$ 99 million, resulting in an effect of R$ 79 million;

(iii) Amortization of the 2001 Parcel A, referring to CPFL Paulista’s purchased energy and charges (R$ 58 million);

(iv) Increase in cost of energy purchase in the free contracting ambient (R$ 54 million);

(v) Effect from the acquisition of CMS Energy Brasil (R$ 34 million);

(vi) Increase of R$ 27 million in the electric power cost of generators, due mainly to the purchases made by Castro Alves Hydroelectric Facility, in the amount of R$ 19 million, owing to the delay in the generation of power and the commitments assumed to deliver electric power already contracted.

The increase in the cost of energy purchased for resale was partially offset by Pis and Cofins credits, generated from the energy purchase (R$ 30 million).

• Charges for the use of the transmission and distribution system reached R$ 202 million in 1Q08, up 12.3% (R$ 22 million), due mainly to the increase of R$ 19 million in the basic grid charges and the increase of R$ 3 million in connection charges.

2.3) Operating Costs and Expenses

Costs and operating expenses were R$ 363 million in 1Q08, registering an increase of 15.3% (R$ 48 million).

The main factors contributing to this variation in operating costs and expenses are the following:

(i) The item PMSO registered an increase of 20.8% (R$ 48 million), due mainly to the following factors:

• Spending on personnel which registered a rise of 22.7% (R$ 22 million), due to, among other factors, the acquisition of CMS Energy Brasil (R$ 7 million) and the increase from CPFL Paulista (R$ 7 million), mostly resulting from the provision for expenses with Pis and Cofins from the Cesp Foundation, defrayed by the maintaining companies (R$ 4 million);

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• Spending on outsourced services which rose 15.1% (R$ 11 million), due mainly to the acquisition of CMS Energy Brasil (R$ 5 million), and the increase in expenditure on CPFL Brasil third party services (R$ 5 million). This spending upturn at CPFL Brasil is a result of outsourced labor contracting and is related to the increase in other operating revenues;

• Other operating costs and expenses which registered an increase of 24.0% (R$ 11 million), due to the acquisition of CMS Energy Brasil (R$ 7 million), among other factors.

Note: PMSO considers Personnel, Material, Outsourced Services and Others.

(ii) The item depreciation and amortization which registered an increase of 8.1% (R$ 7 million), due mainly to the acquisition of CMS Energy Brasil (R$ 3 million) and operational start-up of Campos Novos Hydroelectric Facility (R$ 3 million);

The increase in operating costs and expenses was partially offset by the following factor:

(i) The item Private Pension Fund which represented revenue of R$ 13 million in 1Q07, now in 1Q08, represents revenue of R$ 21 million due to the impact from the expected real earnings of the plan’s assets as defined by the Actuary Report of December 2007.

2.4) EBITDA

Based on the factors described above, CPFL Energia EBITDA in 1Q08, was R$ 646 million, registering fall of 25.7% (R$ 223 million).

Disregarding the non-recurring effects (the provisional tariff recalculation pass-on related to the seasonalization of the contract, and the energy purchases made by Castro Alves Hydroelectric Facility, which negatively impacted EBITDA in 1Q08, and the net effect of the Recalculation of the CPFL Paulista IRT, which positively impacted EBITDA in 1Q07), EBITDA in 1Q08 would have been R$ 829 million, presenting growth of 5.0% .

2.5) Financial Result

In 1Q08, the financial result, or the net financial expense was R$ 118 million, up 10.1% (R$ 11 million) compared to the R$ 107 million registered in 1Q07. Items that help explain this variation are:

(i) Financial Revenues: up 6.8% (R$ 7 million), rising from R$ 102 million in 1Q07 to R$ 109 million in 1Q08, mainly due to:

• The increase in the items Financial Investment Income (R$ 4 million), Surcharges and Penalties (R$ 4 million), Update of Judicial Bonds (R$ 10 million) and Exchange Rate and Monetary Updates (R$ 10 million);

• Compensated partially by the reduction of R$ 24 million in financial revenues stemming from the remuneration of regulatory assets due mainly to the consummation of the Extraordinary Tariff Re-composition (RTE) and Parcel “A”, together with the fall in the indexes used to update part of the regulatory assets.

(ii) Financial Expenses: increase of 8.5% (R$ 18 million), up from R$ 209 million in 1Q07 to R$ 227 million in 1Q08, mainly due to:

• Increase in Debt Charges (R$ 10 million), resulting mostly from the issue of debentures in the amount of R$ 450 million for the acquisition of CMS Energy Brasil, the increase in CPFL Geração’s debt inventory, the effect of the indexes that update Enercan’s debts and the start of operations of Castro Alves Hydroelectric Facility;

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• Increase in the item Exchange Rate and Monetary Updates (R$ 20 million), which represented an expense of R$ 22 million in 1Q07 and now in 1Q08 represents an expense of R$ 42 million;

• Compensated partially by the reduction in Banking Expenses (R$ 19 million), owing to the cessation of CPMF charges.

2.6) Taxation on Income

In 1Q08, social contribution and income tax totaled R$ 170 million, a reduction of R$ 34 million compared to 1Q07.

If the non-recurring effect regarding the merger of Semesa by CPFL Geração (in the amount of R$ 40 million) were not taken into account in 1Q07, the reduction in taxation on the 1Q08 result would be R$ 74 million when compared to 1Q07.

2.7) Net Income

Net income in 1Q08, was R$ 273 million, a reduction of 42.3% (R$ 200 million), with net income per share standing at R$ 0.57.

Disregarding the non-recurring effects (the provisional tariff recalculation pass-on related to the seasonalization of the contract, and the energy purchases made by Castro Alves Hydroelectric Facility, which negatively impacted EBITDA in 1Q08, and the net effect of the Recalculation of the CPFL Paulista IRT and the acknowledgement of the fiscal credit, which impacted EBITDA positively in 1Q07), net income in 1Q08 would be R$ 398 million, representing growth of 4.5%, and R$ 0.83 income per share.

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3) DEBT

CPFL Energia debt was R$ 6,306 million in 1Q08, an increase of 21.5% . Despite the elevation of financial debt in absolute terms, its average cost has practically remained unaltered, rising from 12.0% p.a., in 1Q07, to 12.3% p.a., in 1Q08, due to the elevation of the IGP-M/IGP-DI (from 1.0% to 2.2%, over the period) but partially offset by the fall in interest rates (from 12.9% p.a. to 11,1% p.a.), and the TJLP (from 6.50% p.a. to 6.25% p.a.), accrued over the period.

The main contributing factors to the variation in the balance of financial debt were:

(i) Funding (BNDES and other financial institutions), net of amortizations, obtained by CPFL Paulista, CPFL Piratininga, RGE, CPFL Brasil, CPFL Geração and generation projects, totalizing R$ 308 million, of which R$ 248 million was for Foz do Chapecó;

(ii) Issue of debentures by CPFL Energia, in the amount of R$ 450 million for the acquisition of CMS Energy Brasil;

(iii) Issue of debentures by RGE, in the amount of R$ 280 million;

(iv) Principal amortization of the issue of CPFL Geração debentures (R$ 137 million).

As a consequence of funding operations and amortizations carried out, a shift in the financial debt profile can be observed, demonstrated by the increase in the volume of debt linked to CDI (from 43.3% to 51.4%), and by the reduction in the volume of debt linked to IGP-M/IGP-DI (from 20.6% to 15.7%) .

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Financial Debt - 1Q08 (R$ Thousands)
	Charges		Principal		Total

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	135	-	8,704	28,302	8,839	28,302	37,141
BNDES - Investment	5,695	5,418	233,343	1,595,294	239,038	1,600,712	1,839,750
BNDES - Regulatory Asset	268	-	58,360	-	58,628	-	58,628
BNDES - Bens de Renda	16	-	-	869	16	869	885
Furnas Centrais Elétricas S.A.	-	-	69,499	100,221	69,499	100,221	169,720
Financial Institutions	1,344	-	82,615	142,356	83,959	142,356	226,315
Others	487	-	30,080	36,495	30,567	36,495	67,062

Subtotal	7,945	5,418	482,601	1,903,537	490,546	1,908,955	2,399,501

Foreign Currency
IDB	452	-	3,138	57,349	3,590	57,349	60,939
Financial Institutions	2,020	9,152	153,262	1,049,807	155,282	1,058,959	1,214,241

Subtotal	2,472	9,152	156,400	1,107,156	158,872	1,116,308	1,275,180

Debentures
CPFL Energia	3,737	-	-	450,000	3,737	450,000	453,737
CPFL Paulista	37,369	-	-	918,670	37,369	918,670	956,039
CPFL Piratininga	10,548	-	-	400,000	10,548	400,000	410,548
RGE	24,510	-	-	510,000	24,510	510,000	534,510
SEMESA	7,404	-	150,505	80,806	157,909	80,806	238,715
BAESA	1,506	-	3,164	33,063	4,670	33,063	37,733

Subtotal	85,074	-	153,669	2,392,539	238,743	2,392,539	2,631,282

Total	95,491	14,570	792,670	5,403,232	888,161	5,417,802	6,305,963
Percentage on Total Financial Debt (%)	-	-	-	-	14.1%	85.9%	100%

With regard to financial debt it should be noted that R$ 5,417 million (85.9% of the total) is considered long-term and R$ 888 million (14.1% of the total) is considered short-term.

R$ Thousands	1Q08		1Q07	Var.
Total Debt (1)	(6,635,981)	(2)	(6,085,863)	9.0%
(+) Regulatory Asset/(Liability)	371,575		942,020	-60.6%
(+)Available Funds	1,147,248		1,028,907	11.5%
(=) Adjusted Net Debt	(5,117,158)		(4,114,936)	24.4%

Notes: (1) Financial Debt + Derivatives + Private Pension Plan (Fundação CESP); (2) Total Debt in 1Q08 net of judicial deposit, in the amount of R$ 382 million.

In 1Q08, adjusted net debt, after the exclusion of the regulatory assets/(liabilities) and cash equivalents reached R$ 5,117 million, an upturn of 24.4% (R$ 1,002 million).

The Company closed 1Q08 with a Net Debt / EBITDA ratio of 1.6x.

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4) INVESTMENTS

In 1Q08, R$ 229 million was invested in the maintenance and expansion of business, of which R$ 136 million was channeled to distribution, R$ 91 million to generation and R$ 2 million to commercialization.

Listed below are some of the main investments made by CPFL Energia in each segment:

• Distribution: investments were made in the expansion and strengthening of the electric system to keep pace with market growth, both in power sales and number of customers. Investments were also made in improvements in electric system maintenance, operational infrastructure, upgrading of operational administration support systems, customer help services and research and development programs, among others;

• Generation: investments were earmarked principally for ongoing construction projects – Ceran Complex (Castro Alves and 14 de Julho Hydroelectric Facilities) and Foz do Chapecó Hydroelectric Facility.

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5) CASH FLOW

The table below shows the cash flow evolution over 1Q08:

Consolidated Cash Flow - 1Q08 (R$ - In Thousands)

Beginning Balance - 12/31/2007	927,897
Net Income	273,067

Depreciation and Amortization	144,399
Derivative Instruments	(197,985)
Cash Investments	(184,938)
Other Adjustments	87,848

(150,676)
Investment Activities
Acquisition of Property, Plant and Equipment	(229,402)
Others	(5,123)

(234,525)
Financing Activities
Loans, Financing and Debentures	993,122
Principal Amortization of Loans, Financing and Debentures	(1,024,200)
Dividends Paid	(787)
(31,864)

Cash Flow Generation	(143,998)
Ending Balance - 03/31/2008	783,899

The cash flow balance at 1Q08 closing was R$ 784 million, representing a reduction of 15.5% (R$ 144 million) in relation to the starting balance. We highlight the following factors that contributed to this fluctuation in cash flow:

(i) Cash increase:

     • Cash generated by operational activities in the amount of R$ 122 milhões.

(ii) Cash decrease:

     • Principal amortizations of loans, financing and debentures, which surpassed funding by R$ 31 million;

     • Acquisition of fixed assets in the amount of R$ 229 million (previously shown in item 4, “Investments”).

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6) DIVIDENDS

On April 30th 2008, CPFL Energia effectuated the 2H07 dividend payment in the amount of R$ 719 million, the equivalent of R$ 1,497964530 per share.

CPFL Energia's Dividend Yield
	1H06	2H06	1H07	2H07
Dividend Yield - last 12 months (1)	8.7%	9.6%	10.9%	9.7%

Note: (1) Based on the average share price over the period.

The 2H07 dividend yield, calculated from the average price of the period (R$ 35.99) is 9.7% .

The declared sums comply with the CPFL Energia “dividend policy”, which establishes that earnings distribution – in the form of dividends and/or interest on own capital (JCP) – should be at least 50% of half-yearly adjusted net income.

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7) STOCK MARKET

7.1) Shares Performance

CPFL Energia, currently running a free float of 27.6%, trades shares in Brazil (Bovespa), on the New York Stock Exchange (Nyse).

In 1Q08, CPFL Energia shares appreciated 9.1% on Bovespa and 12.0% on Nyse, closing the period priced at R$ 35.31 per share and US$ 60.98 per ADR, respectively.

The average daily trading volume in 1Q08 was R$ 34.1 million, of which R$ 15.0 million was on Bovespa and R$ 19.2 million was on Nyse, representing an increase of 12.4% . The number of trades made on Bovespa increased 4.0%, rising from a daily average of 679 in 1Q07 to 706 in 1Q08.

Nota: Considers the sum of the average daily volume on Bovespa and Nyse.

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7.2) Ratings

The table below shows the evolution of CPFL Energia’s Corporate Ratings:

Ratings of CPFL Energia - National Scale
Agency		2007	2006	2005
Standard & Poor's	Rating	brAA-	brA+	brA
	Outlook	Stable	Positive	Positive
Fitch Ratings	Rating	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Stable	Stable	Stable

Nota: Considers position at closing.

8) CORPORATE GOVERNANCE

CPFL Energia is the only publicly-held company in the Brazilian electric sector to simultaneously trade shares on the Novo Mercado – Bovespa and on the New York Stock Exchange (NYSE) with ADR’s level III.

The Company is also included in:

• The major indexes that list companies practicing differentiated corporate governance, sustainability and corporate responsibility, such as the Corporate Governance index – IGC, the index of tag-along differentiated shares – ITAG and the index of Corporate Sustainability – ISE, of Bovespa;

• A select group of fourteen Latin-American companies recognized for their adoption of differentiated corporate governance practices – The Companies Circle - , which was constituted through the initiative of the Organization for Economic Cooperation and Development (OECD) and the International Finance Corporation (IFC), with the aim of promoting and encouraging good corporate governance practices in Latin-America. In October 2007, CPFL Energia participated in the Latin American Corporate Governance Roundtable, sponsored by the OECD, in cooperation with the IFC and the World Bank, held in the city of Medellín, Colombia.

The CPFL Energia Board of Directors is the central forum for decision-making and for the definition of general corporate guidelines focused on the creation of value for shareholders. It comprises seven members of which one is an independent member.

In an Ordinary General Meeting (OGM), held on April 9th, 2008, new members of the Board of Directors were elected with a mandate of one year. In a Board of Directors Meeting also held on April 9th 2008, the Chairman and Deputy Chairman were elected. Below we present the seven effective members:

• Luiz Anibal de Lima Fernandes (Chairman)

• Cecília Mendes Garcez Siqueira (Deputy Chairman)

• Carlos Alberto Cardoso Moreira

• Francisco Caprino Neto

• Milton Luciano dos Santos

• Otávio Carneiro de Rezende

• Ana Dolores Moura Carneiro de Novaes (Independent Member)

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The Company Board of Directors can call upon the advice of three permanent committees. The Committees of People Management and Management Processes are composed of title-holding directors who analyze target definitions, the evaluation of the Executive Committee, the monitoring of management information and corporate risks, and the overseeing of the annual Internal Audit plan. The Committee of Related Parties pre-analyzes all transactions involving related parties, to ensure compliance with the usual market conditions.

The Board can also count on the support of Temporary Commissions to oversee the flux of relevant topics or specific themes outside the competence of the committees. The Committees and Commissions also act within the ambit of the associated and controlled companies.

The Fiscal Board, delegated by the Board of Directors, discharge the duties of the Audit Committee, in accordance with the Securities and Exchange Commission (SEC) rules applicable to foreign companies listed on United States Stock Exchanges.

The CPFL Energia Board of Executive Officers is composed of a Chief Executive Officer, who is the main executive and president of the Board of Directors of the controlled companies, which ensures that all the governance guidelines are aligned with the holding company, resulting in an integrated and optimized structure. The five other Officers (of Distribution, of Generation, of Energy Management, Financial and Investor Relations, of Strategy and Regulation, and of Administration) are responsible within their respective areas to conduct the business of the controlled companies.

9) SHAREHOLDING STRUCTURE

CPFL Energia is a holding company with stock participations in other companies and its results depend directly on the results of the controlled companies.

Note: (1) Includes 0.2% of others.

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10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segments

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)
	1Q08	1Q07	Var.
Gross Operating Revenues	3,319,019	3,111,278	6.7%
Net Operating Revenues	2,178,590	1,960,083	11.1%
Cost of Electric Power	(1,459,410)	(1,120,130)	30.3%
Operating Costs & Expenses	(296,829)	(269,054)	10.3%
EBIT	422,351	570,899	-26.0%
EBITDA	482,245	635,336	-24.1%
Financial Income (Expense)	(24,332)	(38,860)	-37.4%
Operating Income	398,019	532,039	-25.2%
Income Before Taxes	392,567	527,717	-25.6%
NET INCOME	258,987	348,195	-25.6%

Notes:
(1) Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July/2007.
(2) The economic-financial performance tables by distributor are attached to this report in item 11.2.

During the CPFL Paulista tariff revision process (in April, 2008), Aneel provisionally went forward with the tariff recalculation pass-on related to the seasonalization of the contract. Although this matter is being dealt with provisionally, CPFL Energia nevertheless chose to provide for it in the 1Q08 results at the controlled companies that carry this mode of operation (CPFL Paulista, CPFL Piratininga and CPFL Brasil).

The effect on the result caused by the provisions made is commented on as follows.

Operating Revenue

Gross operating revenue in 1Q08 reached R$ 3,319 million, representing an increase of 6.7% (R$ 208 million), while net operating revenue was R$ 2,179 million, equivalent to growth of 11.1% (R$ 219 million).

This increase in operating revenue was partially offset by the following factor:

(i) Increase of 8.1% in sales within the concession area due mainly to organic growth and the acquisition of CMS Energy Brasil;

(ii) Readjustments applied in April 2007 on distributor tariffs: CPFL Paulista (7.06%) and RGE (6.05%);

(iii) Non-recurring effect on net operating revenue of the distributors, CPFL Paulista and CPFL Piratininga, resulting from the provisional tariff recalculation pass-on related to the seasonalization of the contract, in accordance with Aneel’s technical note on CPFL Paulista’s tariff revision, in the amount of R$ 21 million.

This increase in operating revenue was partially offset by the following factor:

(i) Distributor tariff revision: CPFL Piratininga (-10.11%), CPFL Santa Cruz (-7.13%), CPFL Leste Paulista (-1.65%), CPFL Jaguari (-1.58%), CPFL Sul Paulista (-3.57%) and CPFL Mococa (-5.65%), in effect as of October 2007 for CPFL Piratininga and February 2008 for the other distributors.

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Cost of Electric Power

The cost of electric power comprised of the cost of power for resale and the charges for the use of the transmission and distribution system totaled R$ 1,459 million in 1Q08, representing an increase of 30.3% (R$ 339 million):

• The cost of electric power purchased for resale in 1Q08 was R$ 1,263 million, an increase of 33.8% (R$ 319 million). The main contributing factors to this variation are:

(i) Increase referring to the provisional tariff recalculation pass-on related to the seasonalization of the contract, in the amount of R$ 137 million and R$ 124 million net of credit of Pis and Cofins;

(ii) Recalculation of CPFL Paulista’s 2005/2006 IRT, a non-recurring item which positively affected the 1Q07 result and, correspondingly, an additional CVA asset of R$ 178 million and a regulatory liability (consumer refund) of R$ 99 million, resulting in an effect of R$ 79 million;

(iii) Amortization of the 2001 Parcel A, referring to CPFL Paulista’s purchased energy and charges (R$ 58 million);

(iv) Effect from the acquisition of CMS Energy Brasil (R$ 34 million).

• Charges for the use of the transmission and distribution system were R$ 196 million in 1Q08, up 11.3% (R$ 20 million), due mainly to the increase of R$ 18 million in basic grid charges.

Operating Costs and Expenses

Costs and operating expenses were R$ 297 million in 1Q08, registering an increase of 10.3% (R$ 28 million).

The main contributing factors that explain this variation in operating costs and expenses are:

(i) Item PMSO registered an increase of 15.6% (R$ 31 million).

The main factors contributing to this variation are:

• Spending on personnel which registered an increase of 20.7% (R$ 18 million), due to, among other factors, the acquisition of CMS Energy Brasil (R$ 4 million) and the increase from CPFL Paulista (R$ 7 million), mostly resulting from the constitution of the provision for expenses with Pis and Cofins from the Cesp Foundation, defrayed by the maintaining companies (R$ 4 million);

• Spending on outsourced services, which registered an increase of 13.2% (R$ 8 million), due to the acquisition of CMS Energy Brasil (R$ 5 million);

• Other costs and operating expenses which registered an increase of 7.3% (R$ 3 million), due mainly to the acquisition of CMS Energy Brasil (R$ 2 million).

Note: PMSO considers Personnel, Materials, Outsourced Services and Others.

(ii) The item Depreciation and Amortization which registered an increase of 4.9% (R$ 4 million), due mainly to the acquisition of CMS Energy Brasil (R$ 3 million).

The increase in operating costs and expenses was partially offset by:

(i) The item Private Pension Fund which represented revenue of R$ 12 million in 1Q07, now in 1Q08, represents revenue of R$ 20 million due to the impact from the expected real earnings of the plan’s assets as defined by the Actuary Report of December 2007.

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EBITDA

Based on the factors described above, EBITDA in 1Q08, was R$ 482 million, registering a decrease of 24.1% (R$ 153 million).

Disregarding the non-recurring effects (the provisional tariff recalculation pass-on related to the seasonalization of the contract, which negatively impacted EBITDA in 1Q08, and the net effect of the Recalculation of the CPFL Paulista IRT, which positively impacted EBITDA in 1Q07), EBITDA in 1Q08 would be R$ 586 million, presenting growth of 5.4% .

Financial Result

In 1Q08, the financial result, or the net financial expense was R$ 24 million, down 37.4% (R$ 15 million) compared to the result of R$ 39 million registered in 1Q07. Items that can explain this variation are:

(i) Financial Revenues: increase of 2.6% (R$ 2 million), up from R$ 86 million in 1Q07 to R$ 89 million in 1Q08, due mainly to:

• Increase in the items Financial Investment Income (R$ 5 million), Surcharges and Penalties (R$ 4 million), Update of Judicial Bonds (R$ 9 million) and Exchange Rate and Monetary Updates (R$ 8 million);

• Partially offset by the reduction of R$ 24 million in financial revenue stemming from the remuneration of regulatory assets due mainly to the consummation of the Extraordinary Tariff Re-composition (RTE) and Parcel “A”, together with the fall in the indexes used to update part of the regulatory assets.

(ii) Financial Expenses: reduction of 9.8% (R$ 12 million), falling from R$ 125 million in 1Q07 to R$ 113 million in 1Q08, due mainly to:

• Reduction in Debt Charges (R$ 14 million), mostly due to the fall in interest rates (CDI and TJLP);

• Reduction in Banking Expenses (R$ 15 million), resulting mainly from the cessation of CPMF charges;

• Partially offset by the increase in item Exchange Rate and Monetary Update (R$ 18 million), which in 1Q07 was an expense of R$ 13 million and in 1Q08 is an expense of R$ 31 million.

Net Income

Net Income in 1Q08 was R$ 259 million, representing a reduction of 25.6% (R$ 89 million).

Disregarding the non-recurring effects (the provisional tariff recalculation pass-on related to the seasonalization of the contract, which negatively impacted EBITDA in 1Q08 and the net effect of the Recalculation of the CPFL Paulista IRT, which positively impacted EBITDA in 1Q07), EBITDA in 1Q08 would be R$ 321 million, presenting growth of 8.4% .

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10.1.2) Tariff Revisions

The objective of the tariff revision is to reassess the economic-financial equilibrium of the concession and to pass onto the consumers the concessionaire’s productivity gains. Projected data over the subsequent 12 months are utilized and each item of controllable costs is verified, as well as the regulatory margin and the reintegration quota are defined, establishing criteria and limits for the definition of efficient costing, using as a parameter a reference company defined by the regulatory authority (Aneel).

The following table demonstrates the periodicity and the date of the next tariff revision for each CPFL group distributor:

Tariff Revisions
Distribution Company	Period	Date of Next Tariff Revision
CPFL Piratininga	Each 4 years	October 2011

CPFL Santa Cruz	Each 4 years	February 2012

CPFL Jaguariúna
CPFL Leste Paulista	Each 4 years	February 2012
CPFL Jaguari	Each 4 years	February 2012
CPFL Sul Paulista	Each 4 years	February 2012
CPFL Mococa	Each 4 years	February 2012

CPFL Paulista	Each 5 years	April 2013

RGE	Each 5 years	April 2013

Second Periodic Tariff Revision

10.1.2.1) CPFL Piratininga

On October 22, 2007, through Homologated Resolution No. 553, Aneel established a provisional result for the second periodic tariff revision for CPFL Piratininga, to take effect from October 23, 2007.

In this second cycle of tariff revisions, the CPFL Piratininga electric power tariffs were readjusted by -10,11%, of which -10.94% referred to tariff repositioning and +0,83% referred to financial components outside the scope of the periodic tariff revision.

The preliminary value of Factor Xe established by Aneel was 0.73%, to be applied as a reduction factor in Parcel B in real terms, on the next tariff readjustments.

10.1.2.2) CPFL Santa Cruz and CPFL Jaguariúna Distributors

On January 29, 2008, Aneel established the provisional result of the second periodic tariff revision of five distributors of the CPFL Group, to take effect from February 3, 2008. The distributors that had their revisions announced on this date were: CPFL Santa Cruz and the four CPFL Jaguariúna distributors, namely: Companhia Paulista de Energia Elétrica (CPFL Leste Paulista), Companhia Jaguari de Energia (CPFL Jaguari), Companhia Sul Paulista de Energia (CPFL Sul Paulista) and Companhia Luz e Força Mococa (CPFL Mococa).

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CPFL Santa Cruz

In this second cycle of tariff revisions, the electric power tariff revisions of CPFL Santa Cruz were readjusted by -7.13%, of which -9.73% referred to tariff repositioning and +2.60% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 0.22%, to be applied as a reduction factor in Parcel B in real terms, on the next tariff readjustments.

CPFL Leste Paulista

The electric power tariffs of CPFL Leste Paulista were readjusted by -1,65%, of which -2,69% referred to tariff repositioning and +1,04% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 1.07%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

CPFL Jaguari

The electric power tariffs of CPFL Jaguari were readjusted by -1.58%, of which -0.35% referred to tariff repositioning and -1.23% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 2.10%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

CPFL Sul Paulista

The electric power tariffs of CPFL Sul Paulista were readjusted by -3.57%, of which -2.98% referred to tariff repositioning and -0.58% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 1.3%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

CPFL Mococa

The electric power tariffs of CPFL Mococa were readjusted by -5.65%, of which -8.40% referred to tariff repositioning and +2.75% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 0.24%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

10.1.2.3) CPFL Paulista

On April 7th 2008 through Homologated Resolution No. 627, Aneel established the provisional result of the second periodic tariff revision for CPFL Paulista, to take effect as of April 8th 2008.

In this second cycle of tariff revisions, the electric power tariffs of CPFL Paulista were readjusted by -13.61%, of which -13.69% referred to tariff repositioning and +0.07% referred to financial components outside the periodic tariff revision.

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The preliminary value of factor Xe, established by Aneel was 0.83%, to be applied as a reduction factor in Parcel B in real terms, on the next tariff readjustments.

10.1.2.4) RGE

On April 17th 2008 through Homologated Resolution No. 636, Aneel established the provisional result of the second periodic tariff revision for RGE, to take effect as of April 19th 2008.

In this second cycle of tariff revisions, the electric power tariffs of RGE were readjusted by +4.77%, of which -5.37% referred to tariff repositioning and +10.15% referred to financial components outside the periodic tariff revision.

The preliminary value of factor Xe, established by Aneel was 0.66%, to be applied as a reduction factor in Parcel B in real terms, on the next tariff readjustments.

The items that make up the readjustments authorized by Aneel are shown, for each distributor, in the table below:

Date of the Second Tariff Review	Oct/07	Feb/08	Feb/08	Feb/08	Feb/08	Feb/08	Apr/08	Apr/08

			CPFL Jaguariúna

Amounts by Company (R$ Million)	CPFL	CPFL Santa	CPFL Leste	CPFL	CPFL Sul	CPFL	CPFL	RGE
	Piratininga	Cruz	Paulista	Jaguari	Paulista	Mococa	Paulista

Verified Revenue	2,136.9	213.3	77.1	88.0	92.4	54.1	5,175.5	1,950.5

Parcel A	1,423.9	124.3	42.9	68.6	58.7	31.0	3,314.1	1,324.7

Parcel B
Reference Company	244.2	42.6	16.6	11.8	19.6	13.4	542.4	241.7
Delinquency	12.6	1.5	0.2	0.2	0.2	0.1	34.6	14.5
Gross Remuneration Base	154.5	14.9	11.7	4.9	7.7	3.7	351.3	179.7
Depreciation	81.1	10.6	4.3	2.5	4.2	1.8	252.1	97.1

Total Parcel B	492.5	69.5	32.8	19.4	31.8	19.0	1,180.4	533.1

Required Revenue (Parcels A + B)	1,916.4	193.8	75.6	88.0	90.5	50.0	4,494.5	1,857.8
(-) Other Revenues	(13.2)	(1.3)	(0.6)	(0.3)	(0.9)	(0.4)	(27.3)	(12.2)

Net Required Revenue	1,903.2	192.5	75.1	87.7	89.6	49.6	4,467.3	1,845.6

Financial Components	15.8	5.0	0.8	(1.1)	(0.5)	1.4	3.3	187.3

Periodic Tariff Revision	-10.94%	-9.73%	-2.69%	-0.35%	-2.98%	-8.40%	-13.69%	-5.37%
Financial Components	0.83%	2.60%	1.04%	-1.23%	-0.58%	2.75%	0.07%	10.15%

Periodic Tariff Revision - with	-10.11%	-7.13%	-1.65%	-1.58%	-3.57%	-5.65%	-13.61%	4.77%
Financial Components

Xe Factor	0.73%	0.22%	1.07%	2.10%	1.31%	0.24%	0.83%	0.66%

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10.2) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Thousands)
	1Q08	1Q07	Var.
Gross Operating Revenues	451,744	448,434	0.7%
Net Operating Revenues	381,625	386,723	-1.3%
EBITDA	42,738	113,188	-62.2%
NET INCOME	29,074	75,835	-61.7%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization)  as from July/2007.

During the CPFL Paulista tariff revision process (in April, 2008), Aneel provisionally went forward with the tariff recalculation pass-on related to the seasonalization of the contract. Although this matter is being dealt with provisionally, CPFL Energia nevertheless chose to provide for it in the 1Q08 results at the controlled companies that carry this mode of operation (CPFL Paulista, CPFL Piratininga and CPFL Brasil). This provision affected the 1Q08 results negatively by R$ 72 million (R$ 43 million net of taxes).

Positively impacting the result was the added value service revenue (SVA), provided by the controlled company CPFL Serviços through the construction of a 138 kV substation, transmission lines and distribution networks which presented growth of 425%, up from R$ 4 million in 1Q07 to R$ 21 million in 1Q08.

Operating Revenue

In 1Q08, gross operating revenue reached R$ 452 million, representing an increase of 0.7% (R$ 3 million), while net operating revenue was R$ 382 million, equivalent to a reduction of 1.3% (R$ 5 million).

Disregarding the non-recurring effect (provisional tariff recalculation pass-on related to the seasonalization of the contract), gross operating revenue would be R$ 518 million, representing an increase of 15.6%, and net operating revenue would be R$ 442 million, an increase of 14.3% .

EBITDA

In 1Q08, EBITDA was R$ 43 million, a fall of 62.2% (R$ 70 million).

Disregarding the non-recurring effect (provisional tariff recalculation pass-on related to the seasonalization of the contract), EBITDA would be R$ 103 million, down 9.0% .

Net Income

In 1Q08, net income was R$ 29 million, a reduction of 61.7% (R$ 47 million).

Disregarding the non-recurring effect (provisional tariff recalculation pass-on related to the seasonalization of the contract), net income would be R$ 72 million, down 4.5% .

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10.3) Generation Segment

Consolidated Income Statement - Generation (R$ Thousands)
	1Q08	1Q07	Var.
Gross Operating Revenues	195,450	157,056	24.4%
Net Operating Revenues	183,132	146,829	24.7%
Cost of Electric Power	(32,098)	(5,047)	536.0%
Operating Costs & Expenses	(42,251)	(32,693)	29.2%
EBIT	108,783	109,089	-0.3%
EBITDA	127,172	124,524	2.1%
Financial Income (Expense)	(43,452)	(34,876)	24.6%
Operating Income	65,331	74,213	-12.0%
Income Before Taxes	65,331	73,833	-11.5%
NET INCOME	41,164	88,700	-53.6%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July/2007.

Operating Revenue

Gross operating revenue in 1Q08 was R$ 195 million, representing growth of 24.4% (R$ 38 million).

Net operating revenue reached R$ 183 million, equivalent to 24.7% growth (R$ 36 million), due mainly to the following factors:

(i) Start of commercial operations of the Campos Novos Hydroelectric Facility (Enercan) in February, 2007, and start of operations of the Castro Alves Plant (Ceran Complex), in March, 2008, which together contributed R$ 28 million in additional revenue;

(ii) Participation in Paulista Lajeado, acquired together with the CMS Energy Brasil assets (R$ 8 million).

Cost of Electric Power

The cost of electric power service in 1Q08 was R$ 32 million, representing an increase of 536.0% (R$ 27 million), due mainly to the acquisitions made by the Castro Alves Hydroelectric Facility, in the amount of R$ 19 million, owing to the delay in the generation of power and the commitments assumed to deliver electric power already contracted.

Operating Costs and Expenses

Costs and operating expenses in 1Q08 were R$ 42 million, representing an increase of 29.2% (R$ 10 million). The main factors contributing to this variation are:

(i) Increase of 81.4% (R$ 4 million) in spending on other operating costs, mostly a result of the participation in Paulista Lajeado, acquired together with the CMS Energy Brasil assets;

(ii) Increases of 25.5% (R$ 3 million) in the item Depreciation and Amortization and 21.1% (R$ 1 million) in spending on outsourced services mainly a result of the start of operations of the Campos Novos Hydroelectric Facility.

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EBITDA

Based on the factors previously described, EBITDA, in 1Q08, was R$ 127 million, an increase of 2.1% (R$ 3 million).

Financial Result

In 1Q08, the financial result, or the net financial expense was R$ 43 million, up 24.6% (R$ 9 million) due mainly to the increase in debt charges (R$ 12 million). The main explanatory factors for this variation are:

(i) Increase in CPFL Geração’s debt inventory (R$ 4 million);

(ii) The effect of indexes that update Enercan’s debts (R$ 5 million), basically US dollar and currencies’ basket;

(iii) Castro Alves Hydroelectric Facility operational start-up (R$ 2 million).

Taxation on Income

Taxation on income (social contribution and income tax) in 1Q08 presented an expense of R$ 23 million against a revenue of R$ 15 million in 1Q07, representing a negative effect of R$ 38 million. This negative effect is mainly due to the acknowledgement in 1Q07 of the effect related to the merger of Semesa by CPFL Geração in the amount of R$ 40 million.

Net Income

No 1Q08, net income was R$ 41 million, a reduction of 53.6% (R$ 48 million).

Status of Generation Projects

Castro Alves Hydroelectric Facility (Ceran Complex)

The first generating unit of the Castro Alves Hydroelectric Facility, responsible for 63% (40.3 median MW) of the plant’s assured power, started commercial operations on March 4th 2008. The second generating unit began commercial operations on April 2nd 2008, and accounts for the remaining 37% of the plant’s assured power. CPFL’s participation in the project is 65%, which represents installed capacity and assured power of 84.5 MW and 41.6 median MW, respectively.

14 de Julho Hydroelectric Facility (Ceran Complex)

The 14 de Julho Hydroelectric Facility is at the final stage of construction (89% of works completed 92.9% of civil works, 48.4% of electro-mechanical equipment and 82.4% of the engineering project). The start of commercial operations is forecast for 4Q08. CPFL’s participation in the project is 65%, representing installed capacity and assured power of 65.0 MW and 32.5 median MW, respectively.

Foz do Chapecó Hydroelectric Facility

The Foz do Chapecó Hydroelectric Facility is still in the construction phase (33% of works completed: 34.9% of civil works, 5.6% of electro-mechanical equipment and 51.5% of the engineering project). The start of commercial operations is forecast for 3Q10. CPFL’s participation in the project is 51%, which represents installed capacity and assured power of 436.1 MW and 220.3 median MW, respectively. Energy from the Foz do Chapecó Hydroelectric Facility is 100% contracted:

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• CPFL’s participation:

• 172.8 median MW already contracted with the CPFL Group at a price close to 100% of the Standard Value;

• 47.5 median MW (11% acquired in August 2006) traded on the Aneel auction on October 16th 2007 at the price of R$ 131.49/MWh.

• Participation of other shareholders:

• 211.7 median MW sold on the Aneel auction on October 16th 2007 at the price of R$ 131.49/MWh.

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11) ATTACHMENTS

11.1) Sales to the Captive Market by Distributors (in GWh)

CPFL Paulista
	1Q08	1Q07	Var.
Residential	1,602	1,528	4.9%
Industrial	1,336	1,341	-0.4%
Commercial	1,006	961	4.7%
Rural	206	205	0.3%
Others	595	568	4.6%
Total	4,744	4,603	3.1%

CPFL Piratininga
	1Q08	1Q07	Var.
Residential	726	693	4.8%
Industrial	715	707	1.3%
Commercial	419	409	2.6%
Rural	44	44	1.3%
Others	176	172	2.5%
Total	2,082	2,024	2.8%

RGE
	1Q08	1Q07	Var.
Residential	416	404	3.2%
Industrial	614	603	1.8%
Commercial	257	243	5.7%
Rural	288	258	11.4%
Others	236	222	6.0%
Total	1,811	1,731	4.7%

CPFL Santa Cruz
	1Q08	1Q07	Var.
Residential	67	63	6.9%
Industrial	34	31	10.7%
Commercial	33	32	2.0%
Rural	35	37	-7.3%
Others	31	30	3.9%
Total	200	194	3.5%

CPFL Jaguariúna
	1Q08	1Q07	Var.
Residential	75	72	3.6%
Industrial	136	129	5.7%
Commercial	33	32	4.3%
Rural	55	51	8.8%
Others	31	29	7.4%
Total	331	313	5.7%

Note: Sales volume on the company CPFL Jaguariúna is considered in the CPFL Energia consolidated and consolidated by segment (distribution, generation and commercialization) as from July/2007.

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11.2) Economic-Financial Performance by Distributors

(Pro-forma, R$ thousands)

Income Statement Summary by Distribution Company (R$ Thousands)(1)

CPFL PAULISTA
	1Q08	1Q07	Var.
Gross Operating Revenues	1,796,055	1,622,578	10.7%
Net Operating Revenues	1,167,014	1,028,995	13.4%
Cost of Electric Power	(759,074)	(549,155)	38.2%
Operating Costs & Expenses	(142,335)	(140,034)	1.6%
EBIT	265,605	339,806	-21.8%
EBITDA	291,505	371,250	-21.5%
Financial Income (Expense)	(5,312)	(16,852)	-68.5%
Operating Income	260,293	322,954	-19.4%
Income Before Taxes	261,580	324,017	-19.3%
NET INCOME	172,062	213,417	-19.4%

CPFL PIRATININGA
	1Q08	1Q07	Var.
Gross Operating Revenues	723,421	808,228	-10.5%
Net Operating Revenues	480,842	494,762	-2.8%
Cost of Electric Power	(365,843)	(295,016)	24.0%
Operating Costs & Expenses	(59,599)	(56,606)	5.3%
EBIT	55,400	143,140	-61.3%
EBITDA	64,840	154,892	-58.1%
Financial Income (Expense)	(4,742)	(7,588)	-37.5%
Operating Income	50,658	135,552	-62.6%
Income Before Taxes	49,767	134,875	-63.1%
NET INCOME	32,782	89,012	-63.2%

RGE
	1Q08	1Q07	Var.
Gross Operating Revenues	639,575	615,056	4.0%
Net Operating Revenues	423,180	391,755	8.0%
Cost of Electric Power	(274,738)	(250,799)	9.5%
Operating Costs & Expenses	(66,077)	(62,063)	6.5%
EBIT	82,365	78,893	4.4%
EBITDA	102,219	98,003	4.3%
Financial Income (Expense)	(15,865)	(15,057)	5.4%
Operating Income	66,500	63,836	4.2%
Income Before Taxes	60,747	59,343	2.4%
NET INCOME	40,000	38,918	2.8%

Página 28 de 34

Income Statement Summary by Distribution Company (R$ Thousands)(1)

CPFL SANTA CRUZ
	1Q08	1Q07	Var.
Gross Operating Revenues	65,615	66,584	-1.5%
Net Operating Revenues	46,285	45,631	1.4%
Cost of Electric Power	(26,137)	(25,160)	3.9%
Operating Costs & Expenses	(14,769)	(11,411)	29.4%
EBIT	5,379	9,060	-40.6%
EBITDA	7,578	11,191	-32.3%
Financial Income (Expense)	1,277	637	100.5%
Operating Income	6,656	9,697	-31.4%
Income Before Taxes	6,667	9,482	-29.7%
NET INCOME	4,410	6,848	-35.6%

CPFL JAGUARIÚNA(2)
	1Q08	1Q07	Var.
Gross Operating Revenues	97,002	94,737	2.4%
Net Operating Revenues	63,824	63,184	1.0%
Cost of Electric Power	(35,405)	(31,738)	11.6%
Operating Costs & Expenses	(14,817)	(16,824)	-11.9%
EBIT	13,602	14,623	-7.0%
EBITDA	16,103	17,245	-6.6%
Financial Income (Expense)	310	341	-9.1%
Operating Income	13,912	14,964	-7.0%
Income Before Taxes	13,806	15,015	-8.1%
NET INCOME	9,733	9,628	1.1%

Notes:
(1) Financial information on the company CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July/2007;

(2) CPFL Jaguariúna = information related to distributors’ consolidated: CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa.

Página 29 de 34

11.3) Statement of Assets - CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2008	12/31/2007

CURRENT ASSETS
Cash and Banks	1,147,248	1,106,308
Consumers, Concessionaries and Licensees	1,880,053	1,817,788
Financial Investments	37,246	35,039
Recoverable Taxes	170,725	181,754
Allowance for Doubtful Accounts	(90,996)	(95,639)
Prepaid Expenses	69,383	202,721
Deferred Taxes	254,059	168,485
Materials and Supplies	14,817	14,812
Deferred Tariff Cost Variations	619,477	532,449
Derivative Contracts	5,609	995
Other Credits	106,099	111,352

TOTAL CURRENT ASSETS	4,213,720	4,076,064

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	191,975	215,014
Judicial Deposits	517,103	498,044
Financial Investments	102,493	97,521
Recoverable Taxes	99,281	99,947
Prepaid Expenses	13,969	43,111
Deferred Taxes	1,148,252	1,163,976
Deferred Tariff Cost Variations	173,802	205,894
Derivative Contracts	61,783	-
Other Credits	244,837	231,820

	2,553,495	2,555,327
Permanent Assets
Investments	2,661,497	2,705,692
Property, Plant and Equipment	7,240,127	7,115,143
Special Obbligation Linked to Concession	(943,140)	(919,097)
Deferred Charges	66,425	62,640

	9,024,909	8,964,378

TOTAL NON-CURRENT ASSETS	11,578,404	11,519,705

TOTAL ASSETS	15,792,124	15,595,769

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July/2007.

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11.4) Statement of Liabilities - CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2008	12/31/2007

LIABILITIES

CURRENT LIABILITIES
Suppliers	912,442	867,954
Accrued Interest on Debts	10,417	59,135
Accrued Interest on Debentures	85,074	71,524
Loans and Financing	639,001	862,705
Debentures	153,669	154,617
Employee Pension Plans	56,084	64,484
Regulatory Charges	73,454	68,696
Taxes, Fees and Contributions	527,061	604,093
Dividends and Interest on Equity	743,572	743,628
Accrued Liabilities	39,608	43,987
Deferred Tariff Gains Variations	310,602	230,038
Derivative Contracts	5	18,187
Other Accounts Payable	438,556	427,723

TOTAL CURRENT LIABILITIES	3,990,325	4,217,536

NON-CURRENT LIABILITIES
Suppliers	-	223
Accrued Interest on Debts	14,570	26,057
Loans and Financing	3,010,693	2,865,104
Debentures	2,392,539	2,208,472
Employee Pension Plans	611,158	656,040
Taxes, Fees and Contributions	14,393	16,529
Reserve for Contingencies	115,447	116,412
Deferred Tariff Gains Variations	32,166	68,389
Derivative Contracts	45,146	158,552
Other Accounts Payable	248,171	219,492

TOTAL NON-CURRENT LIABILITIES	6,484,283	6,335,270

NON-CONTROLLING SHAREHOLDERS' INTEREST	89,615	88,129

SHAREHOLDERS' EQUITY
Capital	4,741,175	4,741,175
Capital Reserves	16	16
Profit Reserves	213,643	213,643
Retained Earnings	273,067	-

TOTAL SHAREHOLDERS' EQUITY	5,227,901	4,954,834

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,792,124	15,595,769

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July/2007.

Página 31 de 34

11.5) Income Statement - CPFL Energia

(R$ thousands)

Consolidated
	1Q08	1Q07	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	3,222,830	2,991,945	7.72%
Eletricity Sales to Distributors	215,531	131,602	63.77%
Other Operating Revenues	243,654	218,181	11.68%

	3,682,015	3,341,728	10.18%

DEDUCTIONS FROM OPERATING REVENUES	(1,197,531)	(1,188,534)	0.76%

NET OPERATING REVENUES	2,484,484	2,153,194	15.39%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,350,539)	(871,183)	55.02%

Eletricity Network Usage Charges	(202,126)	(179,993)	12.30%

	(1,552,665)	(1,051,176)	47.71%

OPERATING COSTS AND EXPENSES
Personnel	(119,470)	(97,337)	22.74%
Material	(14,451)	(11,200)	29.03%
Outsourced Services	(85,543)	(74,343)	15.07%
Other Operating Costs/Expenses	(58,672)	(47,316)	24.00%
Employee Pension Plans	21,039	12,583	67.20%
Depreciation and Amortization	(96,535)	(89,279)	8.13%
Merged Goodwill Amortization	(9,544)	(8,164)	16.90%

	(363,176)	(315,056)	15.27%

EBITDA	645,620	868,889	-25.70%

EBIT	568,643	786,962	-27.74%

FINANCIAL INCOME (EXPENSE)
Financial Income	109,065	102,144	6.78%
Financial Expenses	(226,872)	(209,190)	8.45%
Interest on Equity	-	-	-

	(117,807)	(107,046)	10.05%

OPERATING INCOME	450,836	679,916	-33.69%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	1,717	3,305	-48.05%
Nonoperating Expenses	(8,152)	(6,144)	32.68%

	(6,435)	(2,839)	126.66%

INCOME BEFORE TAXES ON INCOME	444,401	677,077	-34.36%

Social Contribution	(43,189)	(64,968)	-33.52%
Income Tax	(126,517)	(139,087)	-9.04%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	274,695	473,022	-41.93%

Non-Controlling Shareholders' Interest	(1,628)	(94)	1631.91%
Extraordinary Item net of Tax Effects	-	-	-
Reversal of Interest on Equity	-	-	-
NET INCOME	273,067	472,928	-42.26%

EARNINGS PER SHARE (R$)	0.57	0.99	-42.28%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July/2007.

Página 32 de 34

11.6) Income Statement - Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	1Q08	1Q07	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	3,054,452	2,873,847	6.28%
Eletricity Sales to Distributors	40,500	21,307	90.08%
Other Operating Revenues	224,067	216,124	3.68%

	3,319,019	3,111,278	6.68%

DEDUCTIONS FROM OPERATING REVENUES	(1,140,429)	(1,151,195)	-0.94%

NET OPERATING REVENUES	2,178,590	1,960,083	11.15%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,263,239)	(943,889)	33.83%

Eletricity Network Usage Charges	(196,171)	(176,241)	11.31%

	(1,459,410)	(1,120,130)	30.29%

OPERATING COSTS AND EXPENSES
Personnel	(106,364)	(88,139)	20.68%
Material	(12,414)	(10,462)	18.66%
Outsourced Services	(69,038)	(61,008)	13.16%
Other Operating Costs/Expenses	(43,667)	(40,686)	7.33%
Employee Pension Plans	20,578	12,354	66.57%
Depreciation and Amortization	(80,239)	(76,488)	4.90%
Merged Goodwill Amortization	(5,685)	(4,625)	22.92%

	(296,829)	(269,054)	10.32%

EBITDA	482,245	635,336	-24.10%

EBIT	422,351	570,899	-26.02%

FINANCIAL INCOME (EXPENSE)
Financial Income	88,550	86,319	2.58%
Financial Expenses	(112,882)	(125,179)	-9.82%
Interest on Equity	-	-	-

	(24,332)	(38,860)	-37.39%

OPERATING INCOME	398,019	532,039	-25.19%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	1,713	1,438	19.12%
Nonoperating Expenses	(7,165)	(5,760)	24.39%

	(5,452)	(4,322)	26.15%

INCOME BEFORE TAXES ON INCOME	392,567	527,717	-25.61%

Social Contribution	(33,645)	(47,886)	-29.74%
Income Tax	(99,935)	(131,636)	-24.08%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	258,987	348,195	-25.62%

Extraordinary Item net of Tax Effects	-	-	-
Non-Controlling Shareholders' Interest	-	-	-
Reversal of Interest on Equity	-	-	-

NET INCOME	258,987	348,195	-25.62%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July/2007.

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11.7) Income Statement - Consolidated Generation Segment

(Pro-forma, R$ thousands)

Consolidated
	1Q08	1Q07	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	934	971	-3.81%
Eletricity Sales to Distributors	192,381	156,601	22.85%
Other Operating Revenues	2,135	(516)	-513.76%

	195,450	157,056	24.45%

DEDUCTIONS FROM OPERATING REVENUES	(12,318)	(10,227)	20.45%

NET OPERATING REVENUES	183,132	146,829	24.72%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(24,527)	(556)	4311.33%

Eletricity Network Usage Charges	(7,571)	(4,491)	68.58%

	(32,098)	(5,047)	535.98%

OPERATING COSTS AND EXPENSES
Personnel	(5,447)	(5,017)	8.57%
Material	(491)	(386)	27.20%
Outsourced Services	(7,245)	(5,981)	21.13%
Other Operating Costs/Expenses	(9,966)	(5,494)	81.40%
Employee Pension Plans	447	229	95.20%
Depreciation and Amortization	(15,690)	(12,505)	25.47%
Merged Goodwill Amortization	(3,859)	(3,539)	9.04%

	(42,251)	(32,693)	29.24%

EBITDA	127,172	124,524	2.13%

EBIT	108,783	109,089	-0.28%

FINANCIAL INCOME (EXPENSE)
Financial Income	5,141	4,713	9.08%
Financial Expenses	(48,593)	(39,589)	22.74%
Interest on Equity	-	-	-

	(43,452)	(34,876)	24.59%

OPERATING INCOME	65,331	74,213	-11.97%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	-	4	-
Nonoperating Expenses	-	(384)	-

	-	(380)	-

INCOME BEFORE TAXES ON INCOME	65,331	73,833	-11.52%

Social Contribution	(6,038)	(6,799)	-11.19%
Income Tax	(17,416)	21,666	-180.38%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	41,877	88,700	-52.79%

Non-Controlling Shareholders' Interest	(713)	-	-
Extraordinary Item net of Tax Effects	-	-	-
Reversal of Interest on Equity	-	-	-

NET INCOME	41,164	88,700	-53.59%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July/2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.